SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G
    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. )*

      FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
                      (Name of Issuer)

                Shares of Beneficial Interest
                (Title of Class of Securities)

                          337400105
                        (CUSIP Number)












Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                      Page 1 of 15 Pages

CUSIP No. 337400105          13G         Page 2 of 15 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Resources, Inc.
     13-2670991

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
                                                     (a) /__/
                                                     (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     Delaware

NUMBER OF      5    SOLE VOTING POWER
SHARES              (See Item 7)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            (See Item 7)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           (See Item 7)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                (See Item 7)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON    1,883,390 (See Item 7)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%

12   TYPE OF REPORTING PERSON*

     HC; CO (See Item 7)



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 337400105          13G         Page 3 of 15 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles B. Johnson
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
                                                     (a) /__/
                                                     (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     USA

NUMBER OF      5    SOLE VOTING POWER
SHARES              (See Item 7)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            (See Item 7)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           (See Item 7)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                (See Item 7)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,883,390 (See Item 7)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%

12   TYPE OF REPORTING PERSON*

     IA; HC (See Item 7)



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 337400105          13G         Page 4 of 15 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rupert H. Johnson
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
                                                     (a) /__/
                                                     (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     USA

NUMBER OF      5    SOLE VOTING POWER
SHARES              (See Item 7)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            (See Item 7)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           (See Item 7)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                (See Item 7)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,883,390 (See Item 7)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%

12   TYPE OF REPORTING PERSON*

     IA; HC (See Item 7)



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 337400105          13G         Page 5 of 15 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, Inc.
     22-3463202

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
                                                     (a) /__/
                                             (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     Delaware

NUMBER OF      5    SOLE VOTING POWER
SHARES              1,883,390 (See Item 7)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            (See Item 7)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           1,883,390 (See Item 7)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                (See Item 7)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,883,390 (See Item 7)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%

12   TYPE OF REPORTING PERSON*

     IA (See Item 7)



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 337400105          13G         Page 6 of 15 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Series Fund Inc.
     22-2894171

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
                                                     (a) /__/
                                                     (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     Maryland

NUMBER OF      5    SOLE VOTING POWER
SHARES                     (See Item 7)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            (See Item 7)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           (See Item 7)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                (See Item 7)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,883,390 (See Item 7)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%

12   TYPE OF REPORTING PERSON*

     IC (See Item 7)



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 337400105          13G         Page 7 of 15 Pages

Item 1.
(a)      Name of Issuer

     FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS

(b)      Address of Issuer's Principal Executive Offices

         Suite 1900, 55 Public Square
         Cleveland, OH 44113-1937

Item 2
(a)      Name of Persons Filing

         (i)   Franklin Resources, Inc.
         (ii)  Franklin Mutual Advisers, Inc.
         (iii) Franklin Mutual Series Fund Inc.

(b)      Address of Principal Business Office:

     (i)   777 Mariners Island Blvd.
                   San Mateo, CA 94404
         (ii)  51 John F. Kennedy Parkway
                   Short Hills, NJ 07078
         (iii) 51 John F. Kennedy Parkway
                   Short Hills, NJ 07078

(c)      Citizenship or Place of Organization:

         (i)   Delaware
         (ii)  Delaware
         (iii) Maryland

(d)      Title of Class of Securities:

     Shares of Beneficial Interest

(e)      CUSIP
         337400105

Item 3.  The persons filing this Schedule 13G are:

         (i)   Franklin Resources, Inc.
                   (g) Parent Holding Company (See Item 7)
         (ii)  Franklin Mutual Advisers, Inc.
                   (e) Investment Adviser
         (iii) Franklin Mutual Series Fund Inc.
                   (c) Investment Company
CUSIP No. 337400105          13G         Page 8 of 15 Pages

Item 4. Ownership.

(a)      Amount Beneficially Owned

         1,883,390 (consisting of 569,000 shares of the Issuer's Convertible Preferred Shares of Beneficial
         Interest, each of which is convertible into approximately 3.31 Shares of Beneficial Interest)

(b)  Percent of Class

         9.8% (calculated in accordance with Rule
         13d-3(d)(1)(i) under the Securities Exchange Act of
         1934 (the"1934 Act"))

(c)  Number of shares as to which such person has:

         (i)      sole power to vote or direct the vote
                  Franklin Resources, Inc.: 0
                  Franklin Mutual Advisers, Inc.: 1,883,390
                  Franklin Mutual Series Fund Inc.: 0

         (ii)     shared power to vote or direct the vote
                  Franklin Resources, Inc.: 0
                  Franklin Mutual Advisers, Inc.: 0
                  Franklin Mutual Series Fund Inc.: 0

         (iii)    sole power to dispose or to direct the
                  disposition of
                  Franklin Resources, Inc.: 0
                  Franklin Mutual Advisers, Inc.: 1,883,390
                  Franklin Mutual Series Fund Inc.: 0

          (iv) shared power to dispose or to direct the disposition of
                  Franklin Resources, Inc.: 0
                  Franklin Mutual Advisers, Inc.: 0
                  Franklin Mutual Series Fund Inc.: 0

Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the
        fact that as of the date hereof the reporting
        person has ceased to be the beneficial owner of
        more than five percent of the class of
        securities, check the following    [  ]



CUSIP No. 337400105          13G         Page 9 of 15 Pages

Item 6. Ownership of More Than Five Percent on Behalf of
        Another Person:

            See Item 7

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the Parent Holding Company

            Franklin Mutual Series Fund Inc.:investment company

One or more of Franklin Mutual Adviser, Inc.'s ("FMAI") advisory clients, including series comprising Franklin Mutual Series Fund Inc. ("FMSF"), is the owner of the securities covered by this statement. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of the securities covered by this Statement.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles
B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement.

FRI, FMAI and the Principal Shareholders (collectively referred to as the "FRI Entities") are of the view that they are not acting as a "group" for purposes of
Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

Item 8. Identification and Classification of Members of the
        Group

            Not Applicable



CUSIP No. 337400105          13G        Page 10 of 15 Pages

Item 9. Notice of Dissolution of Group

            Not Applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

This report shall not be construed as an admission by any of the FRI Entities that it is the beneficial owner of any securities covered by this report.

CUSIP No. 337400105          13G        Page 11 of 15 Pages

                                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 1996
Date

FRANKLIN RESOURCES, INC.
S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Senior Vice President
& General Counsel
Name/Title
__________

S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13G
___________

S\RUPERT H. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson
as attached to this Schedule 13G
___________

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
FRANKLIN MUTUAL ADVISERS, INC.
Assistant Secretary
Name/Title

CUSIP No. 337400105          13G        Page 12 of 15 Pages

                                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 1996
Date


S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for Franklin Mutual Series Fund Inc.
Assistant Secretary
Name/Title

CUSIP No. 337400105          13G        Page 13 of 15 Pages


POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON

CUSIP No. 337400105          13G        Page 14 of 15 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on November 22, 1996.

FRANKLIN RESOURCES, INC.
S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Senior Vice President
& General Counsel
Name/Title
__________

S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13G
___________

S\RUPERT H. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson
as attached to this Schedule 13G
___________

CUSIP No. 337400105          13G        Page 15 of 15 Pages

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
FRANKLIN MUTUAL ADVISERS, INC.
Assistant Secretary
Name/Title
___________

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
as agent for Franklin Mutual Series Fund Inc.
Assistant Secretary
Name/Title